HEI Exhibit 12.1 (page 1 of 2)

Hawaiian Electric Industries, Inc.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2013		2012		2011
Years ended December 31	(1)	(2)	(1)	(2)	(1)	(2)
(dollars in thousands)
Fixed charges
Total interest charges	$85,315	$90,407	$83,020	$89,443	$87,592	$96,575
Interest component of rentals	6,345	6,345	6,493	6,493	4,757	4,757
Pretax preferred stock dividend requirements of subsidiaries	2,866	2,866	2,924	2,924	2,914	2,914
Total fixed charges	$94,526	$99,618	$92,437	$98,860	$95,263	$104,246
Earnings
Pretax income from continuing operations	$245,857	$245,857	$215,517	$215,517	$214,162	$214,162
Fixed charges, as shown	94,526	99,618	92,437	98,860	95,263	104,246
Interest capitalized	(7,097)	(7,097)	(4,355)	(4,355)	(2,498)	(2,498)
Earnings available for fixed charges	$333,286	$338,378	$303,599	$310,022	$306,927	$315,910
Ratio of earnings to fixed charges	3.53	3.40	3.28	3.14	3.22	3.03

(1)	Excluding interest on ASB deposits.

(2)	Including interest on ASB deposits.

HEI Exhibit 12.1 (page 2 of 2)

Hawaiian Electric Industries, Inc.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Continued

	2010		2009
Years ended December 31	(1)	(2)	(1)	(2)
(dollars in thousands)
Fixed charges
Total interest charges	$87,191	$101,887	$85,827	$119,873
Interest component of rentals	4,282	4,282	5,339	5,339
Pretax preferred stock dividend requirements of subsidiaries	3,001	3,001	2,868	2,868
Total fixed charges	$94,474	$109,170	$94,034	$128,080
Earnings
Pretax income from continuing operations	$181,357	$181,357	$126,934	$126,934
Fixed charges, as shown	94,474	109,170	94,034	128,080
Interest capitalized	(2,558)	(2,558)	(5,268)	(5,268)
Earnings available for fixed charges	$273,273	$287,969	$215,700	$249,746
Ratio of earnings to fixed charges	2.89	2.64	2.29	1.95

(1)	Excluding interest on ASB deposits.

(2)	Including interest on ASB deposits.